UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Greenfield Online, Inc.
(Name of Subject Company)
Greenfield Online, Inc.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
395150105
(CUSIP Number of Class of Securities)
Jonathan A. Flatow
General Counsel and Chief Administrative Officer
21 River Road,
Wilton, CT 06897
(203) 846-5721
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Robert B. Schumer
Matthew W. Abbott
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (this “Amendment No. 1”) filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on September 11, 2008 (as amended and supplemented, the “Schedule 14D-9”) by Greenfield Online, Inc. (the “Company” or “Greenfield”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer by Crisp Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft” or “Parent”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on September 11, 2008 (as amended or supplemented from time to time, the “Schedule TO”) by Offeror and Parent, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively.
The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following clause (h) after clause (g):
“(h) Legal Proceedings.
     On September 15, 2008, a purported stockholder of Greenfield filed a class action complaint in Connecticut Superior Court, Hartford Judicial District, docketed as Craig Ginman v. Joel R. Mesznik, Albert A. Angrisani, Burton J. Manning, Lise J. Buyer, Charles W. Stryker, Joseph A. Ripp, Microsoft Corporation, Crisp Acquisition Corp., and Greenfield Online, Inc. (the “Ginman Action”), against Greenfield, its directors, Microsoft and the Offeror. The Ginman Action purports to be brought individually and on behalf of all public stockholders of Greenfield. The Ginman Action alleges that Greenfield’s director defendants breached their fiduciary duties to Greenfield’s stockholders in connection with the Offer, and that Microsoft and the Offeror aided and abetted such alleged breach of the Greenfield director defendants’ fiduciary duties. Based on these allegations, the Ginman Action seeks, among other relief, a judgment: declaring the Ginman Action to be a class action; enjoining defendants, temporarily and permanently, from taking any steps necessary to accomplish or implement the acquisition of Greenfield, including the Offer, pending a proper sale process unimpaired by improper provisions; enjoining, temporarily and permanently, any material transactions or changes to Greenfield’s business and assets unless and until a proper process is conducted to evaluate Greenfield’s strategic alternatives; declaring that the proposed Merger is in breach of defendants’ fiduciary duties and, therefore, any agreement arising therefrom is unlawful and unenforceable; requiring defendants to fully disclose all material information regarding the Merger; to the extent, if any, that the Merger complained of is consummated prior to entry of final judgment, rescinding the transaction or awarding damages to the class; awarding to plaintiff the costs and disbursements of the Ginman Action, including a reasonable allowance for fees and expenses incurred by plaintiff’s attorneys and experts; and awarding plaintiff and the class pre- and post-judgment interest.
     Also on September 15, 2008, the plaintiff in the Ginman Action filed in Connecticut Superior Court, Hartford Judicial District, an Application for a Temporary Injunction and Motion for Expedited Proceedings (the “Application”), seeking an order setting a schedule for expedited discovery and a hearing to enable plaintiff to have a meaningful opportunity to be heard on an application for injunctive relief prior to the vote and appraisal election deadline. As part of the Application, plaintiff also seeks an order requiring the expedited production of documents from defendants and their advisers, as well as depositions of key individuals and entities.
     The foregoing description of the Ginman Action is qualified in its entirety by reference to a copy of the complaint in the Ginman Action attached to the Schedule TO as Exhibit (a)(5)(C) and incorporated herein by reference, and the foregoing description of the Application is qualified in its entirety by reference to a copy of the Application attached to the Schedule TO as Exhibit (a)(5)(D) and incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(16)	Complaint filed by Craig Ginman in the Connecticut Superior Court, Hartford Judicial District, on September 15, 2008 (incorporated herein by reference to Exhibit (a)(5)(C) of Amendment No. 1 to Schedule TO filed by Parent and Offeror on September 18, 2008).

(a)(17)	Application for a Temporary Injunction and Motion for Expedited Proceedings filed by Craig Ginman in the Connecticut Superior Court, Hartford Judicial District, on September 15, 2008 (incorporated herein by reference to Exhibit (a)(5)(D) of Amendment No. 1 to Schedule TO filed by Parent and Offeror on September 18, 2008).

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

GREENFIELD ONLINE, INC.
By:	/s/ Albert Angrisani
	Name:	Albert Angrisani
	Title:	President and Chief Executive Officer

Dated: September 18, 2008